June 8, 2023

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 1, LLC Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A Filed May 25, 2023 File No. 024-12098

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 1, LLC (the “Company”) Post-Qualification Amendment No. 2 (“Post-Qualification Amendment No. 2”) to the above-referenced offering statement on Form 1-A originally filed on December 13, 2022, as amended by Amendment No. 1 filed on January 23, 2023, Amendment No. 2 filed on February 10, 2023, Amendment No. 3 filed on March 1, 2023, Amendment No. 4 filed on March 17, 2023, Amendment No. 5 filed on May 18, 2023 and Post-Qualification Amendment No. 1 filed on May 25, 2023 (together, the “Form 1-A”). Post-Qualification Amendment No. 2 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated June 5, 2023. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

General

1.

Comment: It appears that you may no longer be considered capitalized on a nominal basis, since you are offering and accepting subscriptions for series offerings that have been qualified. Please provide the financial statements required by paragraph (c) to Part F/S of Form 1-A.

Response: In response to the Staff’s comment, the Company has included audited financial statements for the period November 9, 2022 through December 31, 2022 as required by paragraph (c) to Part F/S of Form 1-A. In addition, the Company has filed a consent of AGD Legal, S. C. as Exhibit 11.1 to Post-Qualification Amendment No. 2 as required by Item 17 to Part III of Form 1-A.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 1, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission
Taylor Beech/U.S. Securities and Exchange Commission
Rufus Decker/U.S. Securities and Exchange Commission
Patrick Kuhn/U.S. Securities and Exchange Commission